EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
TALX Corporation:
We consent to the use of our reports dated May 31, 2006 with respect to the consolidated balance sheets of TALX Corporation and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity and comprehensive income and cash flows, for each of the years in the three-year period ended March 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2006 and the effectiveness of internal control over financial reporting as of March 31, 2006, which reports appear in the March 31, 2006 annual report on Form 10-K of TALX Corporation.
The Company acquired Jon-Jay Associates, Inc., Glick & Glick Consultants, LLC, Employers Unity, Inc. and Business Incentives, Inc., doing business as Management Insights, Inc., during the year ended March 31, 2006. Management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2006, these entities’ internal control over financial reporting associated with total revenues of $19,000,000, included in the consolidated financial statements of the Company for the periods from the respective acquisitions through March 31, 2006. These entities were acquired for total consideration of $83,000,000, subject to certain contingent purchase price adjustments. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of these entities.
/s/ KPMG LLP
St. Louis, Missouri
September 8, 2006